

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2010

Ms. Alida Heyer
Golden Fork Corporation
8 Hermitage Way, Meadowridge
Constantia, 7806 Western Cape
RSA

> **Re:    Golden Fork Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 1, 2010**
> **File No. 333-169152**

Dear Ms. Heyer:

We have reviewed your responses to the comments in our letter dated September 21, 2010 and have the following additional comments.  All page numbers below correspond to the marked version of your filing.

Front Cover Page of the Registration Statement

1.  Please move the legend required by Item 501(b)(10) of Regulation S-K from the cover page of your registration statement to the outside front cover page of your prospectus.

Outside Front Cover Page of the Prospectus

2.  Please date the prospectus the same date that you file it.

Prospectus Summary, page 5

Our Business, page 5

3.  We note your disclosure in the third paragraph of this section that you intend to operate a lean company with less than five full time employees for the near future.  Please revise to clarify what you mean by the "near future."

4.  We note your disclosure in your use of proceeds section that you intend to hire one additional employee if you raise the maximum amount in this offer and that, if you raise the minimum amount, you will not hire any additional employees.  Please revise to add this disclosure to your prospectus summary page.

5.  Please revise to include in one of your introductory paragraphs your assets and net income (loss) for the most recent audited period and interim stub.

<u>Risk Factors, page 6</u>

<u>Lack of Management Experience, page 7</u>

6. Please reconcile your disclosure on page 7 that you anticipate retaining experts to assist the company in the daily operations of the catering business with your disclosure in your use of proceeds section that you will hire one employee to handle administrative duties if you sell the maximum number of securities in your offering.

<u>Because we have only one officer and director who lacks formal training in financial . . ., page 8</u>

7. Please remove the last sentence in this risk factor as this statement undermines the disclosed risks in the risk factor.

<u>Use of Proceeds, page 10</u>

8. Please advise as to what you mean by "delivery expenses" in the fourth row of your use of proceeds table on page 10.

9. Please clarify that the changes noted in the bullet points are not the only changes that might give an investor a right to a refund of the purchase price.

10. Please revise the first paragraph after the bullet points to reflect the fact that you may not make a new offering by post effective amendment.

<u>Description of Business, page 15</u>

11. We note your response to our prior comment 22 and reissue in part.  Please explain in detail how and when you expect to generate revenue by disclosing each material step you have taken so far and by providing a timeline that indicates when you will begin and complete each step of your plan of operations and the estimated cost of each step.

12. We note your disclosure that most caterers determine the final menu price by charging three times the cost of food.  Please, to the extent practicable, compare your expenses and rates to your competitors.

13. We note your response to our prior comment 23 and reissue in part.  Please advise as to whether the estimated annual revenues you site for personal chef services is for the specific market you intend to target.

<u>Marketing Strategies, page 16</u>

14. Please remove the word "easily" from the first sentence in this section as this word is subjective and does not help investors understand your marketing strategy.

15. We note your disclosure on page 16 that you "hope to partner with event planners and build more business based on referrals." Please remove the word "more" from this sentence or advise.

Revenue, page 17

16. Please reconcile your disclosure on page 17 regarding the fees for your service with your disclosure on page 16. For example, on page 16, we note that you state that the fee for catering services of parties exceeding 10 people can be calculated using the fee per person for smaller parties. On page 17, you state that the larger parties have a lower per-person pricing. In addition, please disclose an estimate of your hourly fee and explain what this fee includes.

Description of Property, page 17

17. We note your disclosure that you intend to rent a professional kitchen. Please provide the estimated cost of renting a professional kitchen.

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 18

18. Please clarify your disclosure in paragraph No. 2 of your plan of operation by stating that you will complete your website within approximately 90 days from completion of your offering or advise.

Management, page 19

19. Please reconcile your disclosure on page 19 that you intend to hire an additional chef or consultant with your disclosure in your use of proceeds section that you intend to hire one additional employee to do administrative work if you raise the maximum amount in your offering.

20. Please revise to clarify that Ms. Heyer has no experience as a professional chef or advise.

Executive Compensation, page 20

21. Please reconcile your disclosure on page 20 that you have not paid Ms. Heyer for her services with your disclosure on page 29 that you have paid her $250 per month for consulting services.

Certain Relationships and Related Transactions, page 21

22. We note your disclosure that you issued 2,000,000 shares of common stock to Ms. Heyer in consideration of her services to the company. To the extent that you issued these

shares as compensation to Ms. Heyer, please disclose in your summary compensation table on page 20.  Refer to Item 402 of Regulation S-K.

Signatures, page 41

23. We note your response to our comment 37 and reissue.  Please use the signature page provided by Form S-1.

Other

24. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statement.

25. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statement

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Efrossyni Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.  Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc:      Via facsimile: (980) 422-0334
        Jared P. Febbroriello, Esq.
        JPF Securities Law, LLC